Exhibit 4.7

Certain confidential information contained in this summary, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this summary.

Summary of Lease Agreement

Note: This summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On March 27, 2024, Perion Network Ltd. (the “Company”) has entered into a lease agreement (the “Lease Agreement”) with Melisron Ltd., and AFI Properties Ltd. (together the “Lessors”).

1.	Leased Premises

Office spaces of approximately 5,764 square meters, and 80 parking spots (the “Premises”), on the 24th and the 25th floors of the “Landmark Tower”, located at 2 Leonardo da Vinci, Tel-Aviv 6473309, Israel.

2.	Purpose of the Lease

The Premises are to be used by the Company (or its Sublessee(s), as defined below) for on-going business activities.

3.	Leasing Period

The first leasing period has commenced on September 21, 2024 and will last sixty (60) months thereafter (the “Initial Period”). The Company has an option to extend the lease period for two additional periods, of thirty six (36) and twenty four (24) months, respectively (the “First Optional Period” and the “Second Optional Period”, respectively), unless the Company issues a 270-day prior written notice to the contrary, at the Company’s sole discretion.

4.	Sublet

The Company may sublease certain parts of the Premises from time to time, in accordance with the terms of the Lease Agreement. The sublessee(s) under such sublease arrangements shall be referred to as “Sublessee(s)”.

5.	Consideration

The monthly lease fee during the Initial Period is NIS [***] per square meter (excluding VAT), multiplied by the Premises space, per month, linked to the Israeli consumer price index.

The monthly lease fee for the First Optional Period shall be NIS [***] per square meter (excluding VAT), multiplied by Premises space, per month, linked to the Israeli consumer price index.

The monthly lease fee for the Second Optional Period shall be NIS [***] per square meter (excluding VAT), multiplied by Premises space, per month, linked to the Israeli consumer price index.

The monthly fee for each parking spot  is NIS [***] (excluding VAT but including other incidental fees), linked to the Israeli consumer price index.

6.	Guarantees

The Company provided the Lessors with two autonomous bank guarantees in an aggregate amount of NIS [***] linked to the Israeli consumer price index. Such an amount is equivalent to approximately five and a half (5.5) monthly lease fees (including additional incidental fees in accordance with the terms of the Lease Agreement).

7.	Insurance

Pursuant to its obligations under the Lease Agreement, the Company is obligated to maintain insurance policies customary to a lessee. The Lessors are obligated to purchase structure, third-party and employers’ liability insurance policies.